Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

June 4, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Re:

Yantai Dahua Holdings Company Limited

Form 20-F for the period ended December 31, 2006

Filed March 14, 2007

File No. 0-50184

Dear Mr. Gordon,

This letter is to respond to the Staff’s comment letter, dated May 8, 2007, relating to our Company’s Form 20-F for the period ended December 31, 2006 filed on March 14, 2007.

Our Company has responded to the Staff’s comments either by revising the Form 20-F to comply with the comment or providing supplemental information as requested. Accordingly, we have enclosed herewith the Amendment on Form 20-F which has been filed today.

The following are our responses to the Staff’s comments.  The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference.

Item 3. Key Information

A Selected Financial Data, Page 1

1.

Please revise your filing to include all information required by Form 20-F, Item 3 A, which includes presenting five years of financial data.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

2.

Please revise of all of your EPS presentations throughout the filing to only present two decimal points.  For 2006, EPS should be presented as $.02 and not $.017.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

D. Risk Factors

Risks Related to Doing Business in China

The Currency Of Our Operating Subsidiary Is Not Freely Convertible, page 7

3.

Please explain to us why you have not included parent only financial statements because of the restricted net assets as required by Rule S-04(o) of Regulation S-X [Schedule I].

We respectfully noted the comment from the Staff.  As we were preparing our Form 20-F for the year ended December 31, 2006, we considered the reporting requirements of 17CFR 210.5-04 and the requirements for Schedule I – Condensed financial information of the registrant.  Schedule I is required to be filed when the “restricted net assets” of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year (i.e. December 31, 2006).  For purposes of the test, restricted net assets of consolidated subsidiaries means the amount of the registrants proportionate share of net asset of consolidated subsidiaries (after inter-company eliminations) which as of the end of the most recent fiscal year (December 31, 2006) may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

We determined that Schedule 1 was not required because the restricted assets were not in excess of 25% of the consolidated net assets.  The results of our test are as follows:

	Consolidated	Subsidiaries (consolidated)	Parent
Total assets	$27,651,975	$27,651,975	$ -0-
Total liabilities, net of minority interests	25,886,106	25,759,834	126,272
Net assets	1,765,869	1,892,141	(126,272)
Restricted net assets	42,249	42,249	--

Item 5. Operating and Financial Review and Prospects

A.

Operating Results

Financial Results, page 13

4.

Please revise your filing to include a comparison of fiscal year 2005 and 2004

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

Fiscal year 2006 vs Fiscal year 2005, page 13

5.

Please clarify if increase in the sales of light weight printing represents a shift is focus that will result in a future trend or if this situation is unique to 2006.

Quantity of light weight printing paper to be manufactured in the future will depend on market demand which may fluctuate.  The Form 20-F has also been revised accordingly.

B.

Liquidity and Capital Resources, page 14

6.

We noted that you Liquidity and Capital Resources discussion is, in part, a recitation of your cash flow in narrative form.  In accordance with Item 303 of Regulation S-K, please revise to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement.  In addition, discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Item 3. Financial Information

A.

Consolidated Statements and Other Financial Information, page 20

7.

Please revise to correctly identify your independent auditor.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Report of Independent Registered Public Accounting Firm, page F-1

8.

Please have your auditor tell us how they determined that a going concern opinion was not required as you have had significant losses and you had negative cash as of December 31, 2006.  For reference see AU Section 341.

The basis for a lack of a going concern opinion is the ability and past practice of the Company’s major shareholders and their related parties to provide funding to the Company on an ongoing basis.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

9.

Please revise your filing to present three years of income statements, shareholders’ equity and cash flow statements as required by Item 8.A.2 of Form 20-F.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Consolidated Statements of Cash Flows, page F-5

10.

Please tell us what is represented by the line item “new bank loans”.  The cash flow is negative and we would expect a cash inflow from new loans.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

11.

Please tell us why amounts associated with the line item “repayment of amount borrowed” reflect cash inflows.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

12.

Please revise your statement of cash flows to include your bank overdraft as a cash inflow from financing activities, resulting in a year-end cash balance of zero as reflected on your balance sheet.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

Note 1 – Organization and Principal Activities, page F-6

13.

It appears that you are accounting for your 25% in Yantai Longxiang Paper Industry Limited (YLXP) using the equity method of accounting.  Please tell us where you are recording your share of the income or losses of YLXP in your income statement.  Also tell us where the investment in YLXP is recorded on your balance sheet.

Yantai Longxiang Paper Industry Limited (YLXP) is a dormant company which has no operations since its incorporation, therefore the Company has received no share of profit or loss from YLXP; and both shareholders of YLXP have never paid their share of investment cost for YLXP.  As a result, there is no investment in YLXP recorded in the balance sheet in 2004, and we also have not recorded any investment cost in associated accompany in the balance sheet, as the Company considered the investment is not yet viable for the time being based on various market and operations considerations.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

14.

Please revise to provide a separate footnote that discusses your investment in YLXP in more detail and provide the disclosures required by paragraph 20 of APB 18.

The Company respectively noted the comment from the Staff and has revised the disclosure on the amended Form 20-F.  See the amended Form 20-F included in annex A attached hereto.

15.

Please tell us how you determined that separate financial statements were not required for YLXP.  See Rule 3-09 of Regulation S-X.

As mentioned in the responses for comment no. 13, Yantai Longxiang Paper Industry Limited (YLXP) is a dormant company which has no operations since its incorporation, therefore the Company has received no share of profit or loss from YLXP; and both shareholders of YLXP have never paid their share of investment cost for YLXP.  As a result, there is no investment in YLXP recorded in the balance sheet in 2004, and we also have not recorded any investment cost in associated accompany in the balance sheet.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-6

16.

We note that you consolidate wholly owned subsidiaries and variable interest entities.  Please tell us which entity or entities are being consolidated based on FIN 46(R) and provide all of the required disclosures.  For reference see FIN 46(R)

We respectfully acknowledged the comment from the Staff. Since the Company does not have any variable interest entities, the note has been revised.

New accounting pronouncements, page F-10

17.

We note your reference to SFAS 123(R) and the fact that you do not believe the impact will be significant to the Company’s overall results of operations or financial position.  Since you were already required to adopt this pronouncement we would assume that you would already know whether it would have a material impact.  Please tell us if you have an option plan with outstanding stock options.

Currently the Company does not have any option plan or outstanding stock option.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

Note 3.  Provision for Income Taxes, page F-12

18.

Please revise your disclosure to discuss why you have incurred taxes despite your recurring losses.

The Company respectfully noted the comment from the Staff.  The Company’s subsidiary in China was slightly profitable under the GAAP of China, so it was entitled to pay tax in China in accordance with applicable laws of China.  The Company incurred losses under US GAAP.

Note 7 – Banking Facilities, page F-13

19.

Please revise to provide all of the significant terms of the various bank loans including interest rates, due dates and any acceleration clauses.

The following are the details of the bank loans incurred by the Company as at December 31, 2006.

Short-term Bank Loans:	US$	Remarks
Muping Industrial Bank	480,591	(1)
Trusted Investment	2,058,974	(2)
Industrial Bank	1,839,744	(3)
Yantai Agricultural Bank	410,256	(4)
Agricultural & Credit Co-operation	884,615	(5)
	5,674,180

Remarks:
(1)	Period from Sep 12, 2006 to Sep 13, 2009, interest rate 0.819% per month
(2)	Including Rmb8,980,000 (US$1,151,282) from Jan 14, 2006 to Jul 15, 2007 at @0.624% per month; and Rmb7,080,000 (US$907,692) from Apr 24, 2006 to Apr 23, 2007 at @0.789% per month
(3)	Period from Sep 1, 2006 to Sep 1, 2007 at @0.5115% per month
(4)	Period from Jan 17, 2006 to Jan 16, 2007
(5)

Including Rmb2 million (US$256,410) from Dec 15, 2006 to Dec 14, 2007 at @0.65% per month; Rmb2 million (US$256,410)from Jul 21, 2006 to Jul 20, 2007 at @0.6305% per month; and Rmb2.9 million from Aug 21, 2006 to Aug 20, 2007 at @0.765% per month

Note 8 – Related Party Transactions, page F-14

20.

Please revise your disclosure to discuss the transactions that result in the amounts due to and from related parties, including stockholders.

The Company respectfully noted the comment from the Staff.  All amounts due represent non-trade unsecured advances for the Company’s business operations purposes.  Those advances are interest-free and repayable on demand.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

Note 13 – Variable Interest Entities, page F-16

21.

Please tell us how this pronouncement is significant to your Company.

We respectfully acknowledged the comment of the Staff. Since the Company does not have any variable interest entities, the note has been revised.

Exhibits 12.1 and 12.2

22.

We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file with your amendment to your Form 20-F certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

As requested by the Staff, the Company has revised the certifications accordingly.

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me or our attorney Ms Cletha Walstrand at 1322 W. Pachua Circle, Invins, UT 84728; telephone: (435) 688-7317; faxsimile: (435) 688-7318.

Sincerely,

/s/ TANG Yuxiang

TANG Yuxiang

Chief Executive Officer